UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D/A

(Amendment No. 5)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Naomi C. Dempsey Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 5,375,904 shares of Class B Common Stock (as of February 8, 2005)
8	SHARED VOTING POWER -0- (as of February 8, 2005)
9	SOLE DISPOSITIVE POWER 5,375,904 shares of Class B Common Stock (as of February 8, 2005)
10	SHARED DISPOSITIVE POWER -0- (as of February 8, 2005)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,375,904 shares of Class B Common Stock (as of February 8, 2005)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 5)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Michael H. Dempsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
7	SOLE VOTING POWER 6,252,061 shares of Class B Common Stock (as of February 8, 2005)
8	SHARED VOTING POWER 420 (as of February 8, 2005)
9	SOLE DISPOSITIVE POWER 6,252,061 shares of Class B Common Stock (as of February 8, 2005)
10	SHARED DISPOSITIVE POWER 420 (as of February 8, 2005)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,252,481 shares of Class B Common Stock (as of February 8, 2005)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

(Amendment No. 5)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Mary T. McAlpin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
7	SOLE VOTING POWER 631,096 shares of Class B Common Stock (as of February 8, 2005)
8	SHARED VOTING POWER -0- (as of February 8, 2005)
9	SOLE DISPOSITIVE POWER 631,096 shares of Class B Common Stock (as of February 8, 2005)
10	SHARED DISPOSITIVE POWER -0- (as of February 8, 2005)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,096 shares of Class B Common Stock (as of February 8, 2005)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

(Amendment No. 5)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Virginia D. Ragan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
7	SOLE VOTING POWER 637,438 shares of Class B Common Stock (as of February 8, 2005)
8	SHARED VOTING POWER -0- (as of February 8, 2005)
9	SOLE DISPOSITIVE POWER 637,438 shares of Class B Common Stock (as of February 8, 2005)
10	SHARED DISPOSITIVE POWER -0- (as of February 8, 2005)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,438 shares of Class B Common Stock (as of February 8, 2005)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 5)

FOR THE REPORTING PERSONS (AS DEFINED HEREIN)

Between January 10, 2005 and February 8, 2005, Mary T. McAlpin (“Ms. McAlpin”) received distributions totaling 743 shares of Class B Common Stock of the Company (as those terms are defined below) from her charitable remainder annuity trust.

On or about February 8, 2005, Michael H. Dempsey (“Mr. Dempsey”), trustee of the Judith D. Hook Florida Intangibles Trust U/A dated December 21, 2004 (the “Hook Trust”), made a distribution of 389,466 shares of Class B Common Stock of the Company from the Hook Trust to Judith D. Hook, the sole beneficiary of the Hook Trust. Ms. Hook is the sister of Mr. Dempsey.

Item 1.	Security and Issuer

This Schedule 13D/A (Amendment No. 5) (this “Schedule 13D/A”) relates to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Naomi C. Dempsey Trust (the “NCD Trust”);

Mr. Dempsey, who is the trustee and a beneficiary of the NCD Trust and the trustee of the Hook Trust;

Ms. McAlpin, who is also a beneficiary of the NCD Trust; and

Virginia D. Ragan (“Ms. Ragan”), who is also a beneficiary of the NCD Trust.

(b)	The business address for each Reporting Person is as follows:

	For the NCD Trust:	Naomi C. Dempsey Trust
c/o Michael H. Dempsey, Trustee
2240 Encinitas Boulevard
Suite D-403
Encinitas, California 92024

	For Mr. Dempsey:	Michael H. Dempsey
2240 Encinitas Boulevard
Suite D-403
Encinitas, California 92024

	For Ms. McAlpin:	Mary T. McAlpin
65 East State Street, Suite 2100
Columbus, Ohio 43215

	For Ms. Ragan:	Virginia D. Ragan
65 East State Street, Suite 2100
Columbus, Ohio 43215

(c)	Present Principal Occupation or Employment:

	For the NCD Trust:	Not applicable

	For Mr. Dempsey:	Investor.

	For Ms. McAlpin:	Investor.

	For Ms. Ragan:	Investor.

(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

	For the NCD Trust:	Not applicable.

	For Mr. Dempsey:	United States of America

	For Ms. McAlpin:	United States of America

	For Ms. Ragan:	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

For the NCD Trust:	The NCD Trust was created by Naomi C. Dempsey during her lifetime as a living trust, with Ms. Dempsey serving as the trustee of, and retaining the right to revoke, the NCD Trust. During her lifetime, Ms. Dempsey funded the NCD Trust with a gift of 5,375,904 shares of Class B Common Stock. Ms. Dempsey died on July 14, 2003, at which time the trust became irrevocable. At Ms. Dempsey’s death, Mr. Dempsey became the successor trustee of the NCD Trust.

For Mr. Dempsey:	Mr. Dempsey is the direct beneficial owner of 507,657 shares of Class B Common Stock. Mr. Dempsey acquired all of these shares by gift. Mr. Dempsey is the trustee of the following trusts, which own the number of shares of Class B Common Stock indicated: (a) the NCD Trust—5,375,904 shares (Mr. Dempsey is also a beneficiary of this trust); and (b) the Naomi C. Dempsey Charitable Lead Annuity Trust—109,335 shares (Mr. Dempsey is also a remainder beneficiary of this trust). It is believed that these trusts acquired all of their respective shares of Class B Common Stock by gift or for no consideration. Mr. Dempsey is also the president of the All Life Foundation, a charitable foundation. The All Life Foundation is the owner of 259,165 shares of Class B Common Stock as of February 8, 2005. The All Life Foundation acquired all of its shares of Class B Common Stock by gift.

Mr. Dempsey’s spouse, Shannon Dempsey (“Ms. Dempsey”), is the trustee of the Henry C. Dempsey Irrevocable Trust (the “HCD Trust”). The HCD Trust holds 420 shares of Class B Common Stock. Mr. Dempsey disclaims beneficial ownership of the shares held by the HCD Trust, and the filing of this Schedule 13/A is not an admission that Mr. Dempsey is the beneficial owner of these shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

For Ms. McAlpin:	Ms. McAlpin is the direct beneficial owner of 631,096 shares of Class B Common Stock. Ms. McAlpin acquired 5,954 of these shares from her late mother, Naomi C. Dempsey. Ms. McAlpin acquired the remainder of her shares by gift.

For Ms. Ragan:	Ms. Ragan is the direct beneficial owner of 637,438 shares of Class B Common Stock. Ms. McAlpin acquired all of these shares by gift.

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which such Reporting Person may acquire or dispose of shares of Class B Common Stock.

Mr. Dempsey is a director of the Company. Changes to the Company’s present board of directors may occur as a result of persons nominated for election as directors by the board of directors or a committee thereof and who are subsequently elected by the Company’s Class B stockholders.

Item 5.	Interest in Securities of the Issuer.

(a)	(i)	For the NCD Trust: The NCD Trust is the beneficial owner, in the aggregate, of 5,375,904 shares of Class B Common Stock, which represents approximately 46.1% of the outstanding shares of Class B Common Stock.

	(ii)	For Mr. Dempsey: Mr. Dempsey is the beneficial owner, in the aggregate, of 6,252,481 shares of Class B Common Stock, which represents approximately 53.6% of the outstanding shares of Class B Common Stock. Mr. Dempsey’s beneficial ownership is as follows:

		(A)	507,657 shares (approximately 4.4% of the outstanding shares) are directly owned by Mr. Dempsey.

		(B)	5,375,904 shares (approximately 46.1% of the outstanding shares) are directly owned by the NCD Trust, one of the other Reporting Persons. Mr. Dempsey automatically become the successor trustee of this trust upon the death of Naomi C. Dempsey on July 14, 2003. Mr. Dempsey is also a beneficiary of this trust.

		(C)	109,335 shares (approximately 0.9% of the outstanding shares) are directly owned by the Naomi C. Dempsey Charitable Lead Annuity Trust. Mr. Dempsey was appointed as the trustee of this trust in connection with its formation on December 8, 1998. Mr. Dempsey is also a remainder beneficiary of this trust.

		(D)	259,165 shares (approximately 2.2% of the outstanding shares) are directly owned by the All Life Foundation, a charitable foundation. Mr. Dempsey is the president of the All Life Foundation and has voting and investment power with respect to the shares of Class B Common Stock owned by such foundation.

		(E)	420 shares (less than 0.1% of the outstanding shares) are directly owned by the HCD Trust. Mr. Dempsey’s spouse, but not Mr. Dempsey, is the trustee of the HCD Trust. Mr. Dempsey disclaims beneficial ownership of the shares held by the HCD Trust, and the filing of this Schedule 13/A is not an admission that Mr. Dempsey is the beneficial owner of these shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

	(iii)	For Ms. McAlpin: Ms. McAlpin is the beneficial owner, in the aggregate, of 631,096 shares of Class B Common Stock, which represents approximately 5.4% of the outstanding shares of Class B Common Stock, all of which are directly owned by Ms. McAlpin.

	(iv)	For Ms. Ragan: Ms. Ragan is the beneficial owner, in the aggregate, of 637,438 shares of Class B Common Stock, which represents approximately 5.5% of the outstanding shares of Class B Common Stock, all of which are directly owned by Ms. Ragan.

(b)	(i)	For the NCD Trust: Mr. Dempsey, as the trustee of the NCD Trust, has the sole power to vote and dispose of the 5,375,904 shares of Class B Common Stock owned by that trust.

	(ii)	For Mr. Dempsey: Mr. Dempsey, individually and in his trustee and other capacities, has the sole power to vote and dispose of the 6,252,061 shares of Class B Common Stock described in Item 5(a)(ii)(A) – (D), above.

Mr. Dempsey may be considered to have the shared power to vote and dispose of the 420 shares of Class B Common Stock held by the HCD Trust described in Item 5(a)(ii)(E), above. Ms. Dempsey, Mr. Dempsey’s spouse, is the trustee of the HCD Trust and has the power to vote and dispose of the shares held in this trust. Ms. Dempsey, a citizen of the United States of America, has not been, during the last five years, (A) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Dempsey’s business address is 2240 Encinitas Boulevard, Suite D-403, Encinitas, California 92024, and her present occupation or employment is investor.

	(iii)	For Ms. McAlpin: Ms. McAlpin has the sole power to vote and dispose of the 631,096 shares of Class B Common Stock described in Item 5(a)(iii), above.

	(iv)	For Ms. Ragan: Ms. Ragan has the sole power to vote and dispose of the 637,438 shares of Class B Common Stock described in Item 5(a)(iv), above.

(c)	(i)	For the NCD Trust: No transactions in shares of Class B Common Stock were effected during the past 60 days by the NCD Trust.

	(ii)	For Mr. Dempsey: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by Mr. Dempsey.

	(iv)	For Ms. McAlpin: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. McAlpin.

	(v)	For Ms. Ragan: No transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Ragan.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated February 24, 2005, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 24, 2005	NAOMI C. DEMPSEY TRUST

/s/ MICHAEL H. DEMPSEY, TRUSTEE
Michael H. Dempsey, Trustee of the
Naomi C. Dempsey Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 24, 2005	/s/ MICHAEL H. DEMPSEY
Michael H. Dempsey

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 24, 2005	/s/ MARY T. MCALPIN
Mary T. McAlpin

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 24, 2005	/s/ VIRGINIA D. RAGAN
Virginia D. Ragan